November 30, 2006

Mr. Robert S. Littlepage
Accountant Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Tube Media Corp, Inc. ( the “Company”)
Item 4.02 Form 8-K Filed November 21, 2006 File No. 000-52067

Dear Mr. Littlepage:

This letter is in response to your letter to us of November 22, 2006. Your questions followed by the Company’s responses are set forth below.

1. We note that you intend to file restated financial statements. Please tell us how, and when you will file them.

We are currently working with our independent valuation consultant to value certain derivatives at December 31, 2005 and our Independent Public Accounting Firm and attorneys to file the amended Form 10-KSB for the fiscal year ended December 31, 2005 as soon as practicable. We currently anticipate filing the Form 10-KSB/A by December 5, 2006. Once the amended Form 10-KSB is filed, we expect to be able to file Form 10-QSB/A for the quarterly period ended September 30, 2006 by approximately December 8, 2006. We plan to file the amended Form 10-QSBs for the quarterly periods ended March 31, 2006 and June 30, 2006, due to adjustment of the December 31, 2005 derivatives to fair value, prior to December 31, 2006. The restatement adjustments in the amended Form 10-QSBs for the quarterly periods ended March 31, 2006 and June 30, 2006 will be reflected in the Form 10-QSB filed for the quarterly period ended September 30, 2006.

2.
 Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Items 307 of Regulation S-B. If such offers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclosure this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusion regarding the effectiveness of disclosure controls and procedures.

Our certifying officers indicated in the Company’s Form 10-KSB filed with the SEC on May 11, 2006 that the Company’s internal controls were not effective. Our certifying officers have reconsidered the effect of the restatement on the accuracy of the Company’s disclosures regarding disclosure controls and procedures under Items 307 of Regulation S-B. The officers have concluded that their previous conclusions that the Company’s internal controls were not effective due to a material weakness with respect to the financial closing, review and analysis process with respect to the periods to be restated continues to be correct. The Company intends to restate this conclusion in Item 8.A of the Company’s Form 10-KSB/A for the fiscal year ended December 31, 2005 to be filed with the SEC. The Company believes that the efforts taken by new management since the end of 2005 to strengthen the Company’s internal controls related to the financial closing, review, and analysis process will address this issue in future periods.

Management of the Company hereby acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, (2) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any additional questions.

Sincerely,

/s/ Celestine F. Spoden
Celestine F. Spoden
Chief Financial Officer

cc:	Jane K. Storero, Esq.
Suzanne Brenner, Weinberg & Company, P.A.